UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Independence Contract Drilling, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
453415309
(CUSIP Number)
Alexander M. Szeto, Esq.
Higier Allen & Lautin, P.C.
The Tower at Cityplace
2711 N. Haskell Ave., Suite 2400
Dallas, TX 75204
(972) 716-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:
Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453415309	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: William Monroe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 7,243,937 shares of the Issuer’s common stock outstanding as of July 30, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021.

CUSIP NO. 453415309	SCHEDULE 13D

Item 1.	Security and Issuer.

Common Stock, $0.01 par value per share (the “Common Stock”)

Independence Contract Drilling, Inc. (the “Issuer”)
20475 State Highway 249, Suite 300
Houston, TX 77070

Item 2.	Identity and Background.

(a)	William Monroe (the “Reporting Person”)

(b)	c/o Higier Allen & Lautin, P.C.
2711 N. Haskell Ave., Suite 2400
Dallas, Texas 75204

(c)	The Reporting Person is self-employed.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America

Item 3	Source and Amount of Funds or Other Consideration.

The Reporting Person used his personal funds to purchase all of the shares reported in this Schedule 13D.

Item 4	Purpose of Transaction.

The Reporting Person acquired the shares reported in this Schedule 13D for investment purposes.

Item 5	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 1,450,000 shares of the Issuer’s Common Stock, which represents 20.0% of the Issuer’s outstanding Common Stock. (1)

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,450,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,450,000

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP NO. 453415309	SCHEDULE 13D

(c)	The Reporting Person’s Transactions in the Issuer's Common Stock in the past sixty (60) days:(2)

	Date of Transaction	Number of Shares	Price per Share	Description
	8/27/2021	5,000	$3.17	Open market purchase
	8/27/2021	5,000	$3.17	Open market purchase
	8/27/2021	10,000	$3.19	Open market purchase
	8/27/2021	687	$3.22	Open market sale
	8/27/2021	10,000	$3.24	Open market purchase
	9/22/2021	10,000	$2.79	Open market purchase
	9/22/2021	10,000	$2.83	Open market purchase
	9/22/2021	10,000	$2.85	Open market purchase
	9/22/2021	10,000	$2.88	Open market purchase
	9/22/2021	10,000	$2.89	Open market purchase
	9/23/2021	10,000	$2.95	Open market purchase
	9/23/2021	10,000	$2.96	Open market purchase
	9/23/2021	10,000	$2.99	Open market purchase
	9/23/2021	10,000	$3.00	Open market purchase
	9/23/2021	10,000	$3.01	Open market purchase
	9/23/2021	10,000	$3.02	Open market purchase
	9/29/2021	5,000	$3.01	Open market purchase
	10/5/2021	25,000	$3.15	Open market purchase
	10/5/2021	25,000	$3.14	Open market purchase
	10/5/2021	35,000	$3.14	Open market purchase
	10/5/2021	5,000	$3.13	Open market purchase
	10/5/2021	15,000	$3.13	Open market purchase
	10/5/2021	30,000	$3.13	Open market purchase
	10/5/2021	15,000	$3.13	Open market purchase
	10/5/2021	45,000	$3.13	Open market purchase
	10/5/2021	20,000	$3.20	Open market purchase
	10/5/2021	20,000	$3.22	Open market purchase
	10/5/2021	25,000	$3.22	Open market purchase
	10/5/2021	25,000	$3.18	Open market purchase
	10/5/2021	10,000	$3.18	Open market purchase
	10/6/2021	5,000	$3.21	Open market purchase
	10/6/2021	525	$3.16	Open market purchase
	10/6/2021	100	$3.17	Open market purchase
	10/7/2021	15,000	$3.12	Open market purchase
	10/7/2021	5,000	$3.17	Open market purchase
	10/7/2021	10,000	$3.18	Open market purchase
	10/7/2021	4,375	$3.16	Open market purchase
	10/7/2021	20,000	$3.24	Open market purchase
	10/8/2021	10,000	$3.81	Open market purchase
	10/8/2021	10,000	$3.66	Open market purchase
	10/8/2021	10,000	$3.61	Open market purchase
	10/14/2021	25,000	$4.55	Open market purchase
	10/14/2021	25,000	$4.57	Open market purchase

(2) The transactions described below have been previously reported by the Reporting Person pursuant to a Form 4 filed with the Commission on October 13, 2021 (in two parts) and a Form 4 filed with the Commission on October 15, 2021. The Reporting Person has voluntarily disclosed and reimbursed the Issuer for profits made on transactions matched in accordance with Section 16(b) of the Securities Exchange Act of 1934.

CUSIP NO. 453415309	SCHEDULE 13D

(d)	Not applicable.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7	Material to be Filed as Exhibits.

None.

[Signature page follows]

CUSIP NO. 453415309	SCHEDULE 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 22, 2021

/s/ William Monroe

William Monroe
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001)